U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

GUWENHUA INTERNATIONAL COMPANY
G/F, Block 6, King’s Garden
331 San Wei Ha Tsuen
Yuen Long, N.T., Hong Kong

The information provided in this Schedule 14f-1 was not timely filed with the
Securities and Exchange Commission by Guwenhua International Company

NO VOTE OR OTHER ACTION IS REQUIRED IN CONNECTION
WITH THIS INFORMATION STATEMENT.

INTRODUCTION

This Information Statement is being mailed commencing on or about November 14, 2013, by Guwenhua International Company (the “Company”, “we”, “us” or “our”) to holders of record of the Company's only voting stock, its common stock, par value $0.001 per share, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission Rule 14f-1. This Information Statement is being sent as notice of a change in the majority of the directors of the Company's Board of Directors (the "Board"). This Information Statement is being provided for information purposes only. The Company is not soliciting proxies in connection with the matters described in this Information Statement and no vote or other action is required to be taken by the Company's shareholders.

CHANGE-IN-CONTROL TRANSACTION

On October 3, 2013, there occurred a change in control of Guwenhua International Company. On that date, our former director, Jonathan Chen, resigned, having first appointed Anthony Tsang as our new sole director.  In connection with this change in our board of directors, Anthony Tsang also became the control person of Intellectual Step Global Limited, our majority shareholder.

VOTING SECURITIES OF THE COMPANY

As of October 3, 2013, the date of the change-in-control transaction, 10,025,034 shares of our $.001 par value common stock were issued and outstanding.  Each share of common stock entitles its holder to one vote on each matter submitted to our shareholders.  Our common stock trades in the over-the-counter market under the symbol “SKER”.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of October 3, 2013,  the date of the change-in-control transaction, and as of the date of this Information Statement, by (i) each of our executive officers, (ii) each member of our board of directors, (iii) each person deemed to be the beneficial owner of more than five percent (5%) of our common stock and (iv) all of our executive officers and directors as a group.  Unless otherwise indicated, each person named in the following table is assumed to have sole voting power and investment power with respect to all shares of our common stock listed as owned by such person. The address of each person is the address of the Company unless otherwise noted.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)	Percent of Total Voting Power (1)
Common	Intellectual Step Global Limited (2)	6,015,021	60.00%	60.00%
Common	Kevin Halter, Jr. (3)	1,479,972	14.76%	14.76%
Common	All officers and directors as a group (one person)	6,015,021 (3)	60.00%	60.00%

(1) (2) (3) (4)
Based on 10,025,034 shares of our common stock issued and outstanding as of October 7, 2013.  There are no outstanding warrants or options to purchase shares of our common stock.
Anthony Tsang, our sole officer and director, is the sole officer and director of this entity.
Mr. Halter’s address is 2591 Dallas Parkway, Suite 102, Frisco, Texas 75034.
These shares are owned of record by Intellectual Step Global Limited, whose sole officer and director is Anthony Tsang, the sole officer and director of our company.

DIRECTORS AND EXECUTIVE OFFICERS

Prior to the Change in Control.  The following table sets forth the officers and directors of Guwenhua International Company immediately prior to the October 3, 2013, change-in-control transaction.

Name	Age	Positions

Jonathan Chen	55	Chief Executive Officer, President, Secretary and Director

Jonathan Chen has served as CEO of Guwenhua Communication Co., a Chinese online education institute, in Hong Kong and Beijing since June 2012.  He was CEO of Taipei Pan Pacific Satellite Co., from June 1991 to May 2012 and was CEO of Ju Shen Communication Co. from May 1985 to August 1987. He was the President of Rexall USA – Triple Diamond from March 1996 to August 2000.

Following the Change in Control. The following table sets forth the current director and officer of Guwenhua International Company, which person assumed his offices immediately following the October 3, 2013, change-in-control transaction.

Name	Age	Positions

Anthony Tsang	29	Chief Executive Officer, President, Secretary and Director

Anthony Tsang served as President (China) of CNI Financial Holdings Limited, from November 2011 until his becoming associated with Guwenhua International Company.  From November 2007 to November 2011, Mr. Tsang served as CEO of Golding Holding Ltd.

EXECUTIVE COMPENSATION

Since our inception, no officer or director of our company has ever been paid any compensation for services performed on our behalf.

CORPORATE GOVERNANCE

We do not maintain an audit committee, compensation committee, or nominating committee, and our Board performs these functions.  Because we have had only one director who ownd over a majority of the voting securities of our company, the Board has determined that it is not necessary to have a standing nominating committee or procedures for submitting shareholder nominations.  The Board has not established an audit or compensation committee for similar reasons.

During 2013, the Board of Directors has taken action by written consent in lieu of a meeting on two occasions.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the registrant's officers and directors, and persons who own more than 10% of a registered class of the registrant's equity securities, to file reports of ownership and changes in ownership of equity securities of the Registrant with the Securities and Exchange Commission. Officers, directors and greater-than 10% shareholders are required by the Securities and Exchange Commission regulation to furnish the registrant with copies of all Section 16(a) forms that they file.

Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to us during our most recent fiscal year and Forms 5 and amendments thereto furnished to us with respect to our most recent fiscal year, no Section 16(a) forms were timely filed, as follows: Intellectual Step Global Limited (10% owner): Form 3 and Form 5; Jonathan Chen (officer, director, 10% owner): Form 3 and Form 5; and Anthony Tsang (officer, director, 10% owner): Form 3. We have been advised by each of these persons that their respective reports will filed forthwith.

LEGAL PROCEEDINGS

The Company is not currently involved in any legal proceedings.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 13, 2013.

GUWENHUA INTERNATIONAL COMPANY

By: /s/ ANTHONY TSANG
Anthony Tsang
Chairman of the Board